EXHIBIT 99.1

Golar Power enters into long term SPA with Qatar Petroleum Affiliate Ocean LNG Limited

DOHA, Qatar, Nov. 14, 2016 (GLOBE NEWSWIRE) -- Golar Power reached a new milestone in the Sergipe Project with the signing of a long-term LNG sale and purchase agreement (SPA) between QP's affiliate, Ocean LNG Limited, and Brazil based CELSE-Centrais Elétricas de Sergipe S.A. ("CELSE"), a joint venture between Golar Power and Ebrasil.

Under the terms of the agreement, Ocean LNG, which was established for the purpose of marketing QP's international LNG supply portfolio sourced outside of the State of Qatar, will supply 1.3 million tons per annum of LNG to CELSE, on an Ex-Ship basis. The shipments, which will begin in 2020 will be for use at CELSE's Porto de Sergipe power project near Aracaju, in the Brazilian state of Sergipe.

Golar Power CEO, Mr. Eduardo Antonello, "This is an important milestone in the development of the Porto de Sergipe power plant. Golar Power is proud to partner with LNG industry pioneers Qatar Petroleum and ExxonMobil and their newly formed Ocean LNG joint venture as its long-term fuel supplier."

Ocean LNG Limited is a joint venture company owned by a QP affiliate (70%) and an ExxonMobil affiliate (30%), and has established a branch office in the Qatar Financial Centre (QFC) in Doha to manage and undertake its activities.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

November 14, 2016

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan